Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

NOTICE OF ANNUAL GENERAL MEETING, NO CHANGE STATEMENT AND CHANGE TO THE BOARD OF DIRECTORS

Notice of annual general meeting and no change statement

Notice is hereby given that DRDGOLD’s annual general meeting of shareholders will be held at the Company’s boardroom, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, Johannesburg, South Africa at 09:00 (South African time) on Friday, 30 November 2018, to transact the business as stated in the notice of annual general meeting which will be distributed to DRDGOLD shareholders (“Shareholders”) today, Wednesday, 31 October 2018.

The notice of annual general meeting also contains summary consolidated financial statements for the year ended 30 June 2018.

Shareholders are advised that the annual report suite, including the integrated report and the annual financial statements for the year ended 30 June 2018, is available on the Company’s website at http://www.drdgold.com/investors-and-media/annual-reports/2018 from today, Wednesday, 31 October 2018.

In compliance with the United States federal securities laws, DRDGOLD will file its annual report on
Form 20-F (“Form 20-F”) with the United States Securities and Exchange Commission (“SEC”) today, Wednesday, 31 October 2018. The annual report on Form 20-F may also be accessed electronically from the SEC Website and DRDGOLD’s website later today, Wednesday,
31 October 2018.

The financial statements for the year ended 30 June 2018, as included in Form 20-F and published on DRDGOLD’s website, are prepared in accordance with International Financial Reporting Standards and its interpretations adopted by the International Accounting Standards Board.

The annual financial statements for the year ended 30 June 2018, and the auditor’s report thereon, contain no modifications to the financial information contained in the condensed consolidated provisional results for the year ended 30 June 2018, published on Wednesday, 5 September 2018 or the auditor’s report thereon.

Should Shareholders require further information, have any questions or require a hard copy of the complete audited financial statements (a copy of which will be provided, free of cost), please contact the Assistant Company Secretary of DRDGOLD at leonie.marupen@drdgold.com or on fax number +27 86 647 3695.

Salient dates
2018
Record date to determine which shareholders are entitled to receive the notice of annual general meeting	Friday, 19 October
Last day to trade in order to be eligible to attend, participate in and vote at the annual general meeting	Tuesday, 13 November
Record date to determine which shareholders are entitled to attend, participate in and vote at the annual general meeting	Friday, 16 November
Forms of proxy for the annual general meeting for shareholders registered on the South African register to be lodged by 09:00 (South African time)	Thursday, 29 November*
Forms of proxy for the annual general meeting for shareholders holding shares in the form of American Depositary Receipts to be lodged by 02:00 (Eastern Standard Time)	Wednesday, 28 November*
Forms of proxy for the annual general meeting for shareholders registered on the United Kingdom register to be lodged by 09:00 (Greenwich Mean Time)	Wednesday, 28 November*
*Any forms of proxy not lodged by this date and time must be handed to the chairman of the annual general meeting before the appointed proxy exercises any of the relevant shareholder’s rights.

Change to the board of directors

In compliance with paragraph 3.59(b) of the JSE Listings Requirements, Shareholders are advised that Mr James Turk will cease to hold office as an independent non-executive director of DRDGOLD with effect from 31 October 2018.

Johannesburg
31 October 2018

Sponsor
One Capital